Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: May 27, 2016

The following communication was sent to the employees of Media General, Inc. on May 27, 2016:

Subject: Nexstar Enters Into Definitive Agreements to Divest Five Stations in Four Markets

May 27, 2016

Team,

Regulatory authorities require Nexstar and Media General to divest stations in certain markets in order to gain approval for the transaction. This morning, Nexstar issued the attached press release announcing a definitive agreement to sell Media General’s WSLS-TV in Roanoke, VA to Graham Media Group, Inc., as well as four of Nexstar’s stations to various buyers. The agreement is contingent upon the completion of the Nexstar / Media General transaction, which is expected later this year.

The decision to sell WSLS, as well as WBAY-TV in Green Bay, WI; KWQC-TV in Davenport, IA; WTHI-TV in Terre Haute, IN and WLFI-TV in Lafayette, IN, was extremely difficult. These are terrific stations that have made enormous contributions to the growth and success of our company.  In particular, I want to thank the talented team members at these stations for all of their hard work and commitment over the years. I am confident in your continued success and wish you the very best.

We will keep you updated on the remaining stations to be divested and other merger-related news. In the meantime, I ask that you continue to focus on your day-to-day responsibilities, and on providing our viewers and advertisers the premium products and service they value and trust.

Vince Sadusky

President & CEO

Media General

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, or a solicitation of any vote or approval. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc.  (“Merger Sub”), Nexstar filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2016 that contains a joint proxy statement/prospectus, as amended by Amendment No. 1 to Nexstar’s Registration Statement on Form S-4/A, which was filed with the SEC on April 27, 2016. These materials are not yet final and may be amended. The Registration Statement on Form S-4 has not yet become effective. Nexstar and Media General also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4, including the joint proxy statement/prospectus, and any other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov.  In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, as amended on April 29, 2016. Information about Media General’s directors and executive officers is  available in Media General’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, as amended on April 29, 2016. These documents can be obtained free of charge from the web site indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement on Form S-4 and the preliminary joint proxy statement/prospectus filed by Nexstar with the SEC on March 22, 2016, as amended by Amendment No. 1 to Nexstar’s Registration Statement on Form S-4/A, which was filed with the SEC on April 27, 2016.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words "guidance," "believes," "expects," "anticipates," "could," or similar expressions. For these statements, Nexstar and Media General claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of a transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Nexstar and Media General undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Media General’s and Nexstar’s filings with the SEC.